FOR IMMEDIATE RELEASE                             NEWS RELEASE
Contact:  Amy Lipsius                             Red Hot Concepts, Inc.
         (301) 493-4553                           6701 Democracy Boulevard
                                                  Bethesda, MD 20817


       RED HOT CONCEPTS ANNOUNCES PLANS TO SELL ITS AUSTRALIAN OPERATIONS


                  Bethesda, MD, December 19, 1997 - International Chili's licensee Red Hot Concepts, Inc. (NASDAQ: RHCDC), announced today that it has agreed to sell its Australian Chili's operations for $2.68 million to Chili's parent company Brinker International. RHC purchased the operations from Brinker two years ago.

                  RHC said it intends to use profits from the sale to further the expansion of the Chili's concept throughout the United Kingdom and to reduce its liabilities in Australia and elsewhere. The company has allocated $1.25 million of the profits from the sale to repay a short-term loan to Brinker dating from February 1997. An additional $700,000 has been allocated for the payment of other debts.

                  According to RHC President Colin Halpern, the sale will allow RHC to focus exclusively on strengthening Chili's British presence and improving shareholder value in the United States. In recent months, the cost of running the Australian operations has grown while the cost of running the British operations has been reduced significantly. In addition, year-on-year same-store sales in the UK are up an average of 40% year-to-date, while in Australia same-store sales are up an average of 5% year-to-date, Mr. Halpern said.

                  "The opportunity presented itself to repay a great deal of debt and concentrate our efforts in the UK. We are very pleased with the arrangement," Mr. Halpern added.

                  In a separate transaction, Red Hot Concepts has completed a merger between its British subsidiary and restaurant- conglomerate Celebrated Group Plc. The merger gives RHC a 46% ownership in the combined company with an exercisable option to buy a more than 50% share. The company believes the arrangement will provide additional, significant resources for growing the Chili's concept throughout the United Kingdom. RHC is the master licensee of Chili's Grill & Bar throughout the United Kingdom. Currently the company operates two restaurants in the territory.